Teekay Tankers Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

(441) 298-2530

October 23, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Teekay Tankers Ltd.
Registration Statement on Form F-4
Initially Filed July 14, 2017, as amended
File No. 333-219297

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Teekay Tankers Ltd. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 10:00 a.m., Eastern Time, on October 25, 2017, or as soon thereafter as practicable.

The Company acknowledges that:

(1) If the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

TEEKAY TANKERS LTD.

By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer